Exhibit (a)(5)(D)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) dated May 10, 2011 and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in any such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Deutsche Bank Securities Inc. (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

TRADESTATION GROUP, INC.

at

$9.75 Net Per Share

Pursuant to the Offer to Purchase Dated May 10, 2011

by

FELIX 2011 ACQUISITION SUB, INC.

a wholly-owned direct subsidiary of

MONEX GROUP, INC.

Felix 2011 Acquisition Sub, Inc. (“Purchaser”), a Florida corporation and a wholly-owned, direct subsidiary of Monex Group, Inc. (“Monex”), a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan, is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of TradeStation Group, Inc. (“TradeStation”), a Florida corporation, at a purchase price of $9.75 per Share, in cash, net to seller, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the offer to purchase dated May 10, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”). Tendering shareholders whose Shares are registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Tendering shareholders whose Shares are registered in the name of their broker, dealer, commercial bank, trust company or other nominee should consult such institutions to determine if any fees or commissions may apply. Purchaser is offering to purchase all of the issued and outstanding Shares as a first step in acquiring the entire equity interest in TradeStation. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JUNE 7, 2011, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things: (i) there being validly tendered in the Offer, and not validly withdrawn prior to any then-scheduled expiration date of the Offer, that number of Shares which, together with the Shares beneficially owned by Monex or Purchaser (other than Shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of customers or clients) (if any), represents at least a majority of the Shares then outstanding determined on a fully diluted basis (the “Minimum Tender Condition”); (ii) the receipt of approvals or clearances under U.S. antitrust laws applicable to the transactions contemplated by that certain Agreement and Plan of Merger, dated as of April 20, 2011, among Monex, Purchaser and TradeStation (the “Merger Agreement”), the receipt of approvals and consents from the Financial Industry Regulatory Authority and the United Kingdom Financial Services Authority with respect to the transactions contemplated by the Merger Agreement, and if, following any discussions by Monex with the Committee on Foreign Investment in the United States, or CFIUS, staff with respect to the transactions contemplated by the Merger Agreement, the CFIUS staff has requested review of the transaction, then the conclusion of review by CFIUS under the Section 721 of the Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, with no action having been taken by the President of the United States of America to block or prevent the consummation of the transactions contemplated by the Merger Agreement; and (iii) the receipt of all other material approvals and consents of any self-regulatory organization or governmental authority in, of or with jurisdiction in, the United States of America or the United Kingdom required to consummate the transactions contemplated by the Merger Agreement. These and other conditions of the Offer are described in the Offer to Purchase. See Section 15 “Conditions of the Offer” of the Offer to Purchase. See also Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase.

Purchaser, or Monex on behalf of Purchaser, expressly reserves the right to waive, in whole or in part, at any time and from time to time in the sole discretion of Purchaser or Monex, any of the conditions to the Offer and to make any change in the terms of or other conditions to the Offer; provided that TradeStation’s consent is required for Purchaser to, subject to applicable law, (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) change, modify or waive the Minimum Tender Condition, (d) add to the conditions set forth in the Offer to Purchase or modify or change any of the conditions to the Offer in a manner adverse in any respect to TradeStation’s shareholders, (e) extend or otherwise change the then-scheduled expiration date of the Offer other than as required or permitted by the Merger Agreement, (f) change the form of consideration payable in the Offer, or (g) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to TradeStation’s shareholders.

The Offer is being made pursuant to the Merger Agreement. Under the Merger Agreement, after the completion of the Offer and subject to specified conditions, Purchaser will merge with and into TradeStation (the “Merger”), with TradeStation continuing as the surviving entity and a wholly-owned subsidiary of Monex. At the effective time of the Merger, each Share then outstanding (other than any Shares in respect of which appraisal rights are validly exercised under Florida law and any Shares held by TradeStation, Monex or any of their subsidiaries (including Purchaser) (other than treasury stock or Shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of customers or clients, or Shares held in satisfaction of a debt previously contracted) (if any)) will be converted into the right to receive the Offer Price, without interest and subject to any required withholding taxes.

The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, TradeStation. The Offer, as the first step in the acquisition of TradeStation, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all Shares not purchased pursuant to the Offer, the top-up option described in the Offer to Purchase, any subsequent open market or privately negotiated purchases of Shares or otherwise.

The Board of Directors of TradeStation (the “TradeStation Board”) has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated in the Merger Agreement are fair to and in the best interests of TradeStation and its shareholders and (ii) adopted and approved the Merger Agreement in accordance with the Florida Business Corporation Act and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated in the Merger Agreement. The TradeStation Board recommends that TradeStation’s shareholders accept the Offer and tender their Shares in the Offer and, to the extent required to consummate the Merger, approve the Merger Agreement (including the plan of merger) and the Merger. TradeStation has been advised that all of TradeStation’s executive officers and members of the TradeStation Board currently intend to tender or cause to be tendered all of their Shares held of record or beneficially owned by them pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions) and/or, if necessary, to vote such Shares in favor of the Merger Agreement.

The Merger Agreement provides that, unless the Merger Agreement has been terminated in accordance with its terms: (i) if at the then-scheduled expiration date of the Offer, any condition to the Offer has not been satisfied or, in Purchaser’s sole discretion (or Monex on Purchaser’s behalf) to the extent permitted, waived, Purchaser may, in its sole discretion, extend the Offer on one or more occasions, until such time as such condition or conditions are satisfied; (ii) Purchaser will extend the Offer for any period required by any applicable law, any interpretation or position of the U.S. Securities and Exchange Commission or its staff or the NASDAQ Stock Market LLC applicable to the Offer; (iii) in the event that any of the conditions to the Offer (other than the Minimum Tender Condition) shall have not been satisfied (or waived by Purchaser or Monex) as of any then-scheduled expiration date of the Offer, then Purchaser, at TradeStation’s request, will extend the Offer, with the length of such extension period to be determined by Purchaser (or Monex on Purchaser’s behalf) in its sole discretion; and (iv) in the event that the Minimum Tender Condition has not been satisfied as of any then-scheduled expiration date of the Offer and all of the other conditions to the Offer have been satisfied (or waived by Purchaser or Monex) as of such date, then, at the request of TradeStation, Purchaser will extend the Offer for one extension period of up to 20 business days, the length of such period to be determined by TradeStation in its sole discretion. In no event, however, is Purchaser or Monex required to extend the Offer (i) beyond December 19, 2011 or (ii) at any time that Purchaser or Monex is permitted to terminate the Merger Agreement in accordance with its terms. See “Section 1—Terms of the Offer” of the Offer to Purchase. During any extension of the Offer, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to TradeStation shareholders’ right to withdraw such Shares. See “Section 4—Withdrawal Rights” of the Offer to Purchase. In accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following the satisfaction or, to the extent permitted, waiver, of all the conditions to the Offer and the acceptance for payment of all the Shares validly tendered and not properly withdrawn during the initial offering period (including extensions), Purchaser expressly reserves the right to provide, in its sole discretion, a subsequent offering period (a “Subsequent Offering Period”).

Any extension, waiver or amendment of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

In order to tender Shares in the Offer, you should either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile copy) and any other required documents to the Depositary, and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender Shares, and certificates evidencing your Shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice of its acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as the tendering shareholders’ agent for the purpose of receiving payments from Purchaser and transmitting such payments to such shareholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (defined in “Section 3—Procedure for Tendering Shares—Book-Entry Delivery” of the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or an Agent’s Message (defined in “Section 3—Procedure for Tendering Shares—Book-Entry Delivery” of the Offer to Purchase) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Shares pursuant to the Offer, see “Section 3—Procedure for Tendering Shares” of the Offer to Purchase and the Letter of Transmittal. Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer (including any extensions of such time) and tendering shareholders may also withdraw such Shares at any time after July 8, 2011, unless Purchaser has already accepted such Shares for payment. In the event Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment prior to the commencement of such Subsequent Offering Period. For withdrawals to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses or fax numbers set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (defined in “Section 3—Procedure for Tendering Shares—Signature Guarantee” of the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the expiration of the Offer, including any extensions of such time (or during the Subsequent Offering Period, if any), by again following any of the procedures described in “Section 3—Procedure for Tendering Shares” of the Offer to Purchase.

In general, the tender of Shares pursuant to the Offer or during a Subsequent Offering Period or exchange of the Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of tendering your Shares pursuant to the Offer or during a Subsequent Offering Period or exchanging your Shares pursuant to the Merger in light of your particular circumstances.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

TradeStation has provided Purchaser with lists (and, if available, computer files) of its shareholders, non-objecting beneficial owners, mailing labels, the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case as of the most recent practicable date, for the purpose of disseminating the Offer to holders of Shares. Purchaser will send the Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares, non-objecting beneficial owners and brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent for the Offer at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Monex nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Dealer Manager, the Information Agent and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Dealer Manager for the Offer is: Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005 (888) 260-3986

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Banks and Brokers, Please Call: (212) 750-5833

All Others Call Toll Free: (888) 750-5834

May 10, 2011